

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

February 22, 2008

Walter S. Berman
Chief Financial Officer
Ameriprise Financial, Inc.
55 Ameriprise Financial Center
Minneapolis, Minnesota 55474

   RE: Ameriprise Financial, Inc.
      Form 10-K for Fiscal Year Ended December 31, 2006
      Forms 10-Q for Fiscal Quarter Ended March 31, 2007,
      June 30, 2007 and September 30, 2007
      File No. 1-32525

Dear Mr. Berman:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

   If you have any further questions regarding our review of your filings, please direct them to Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, Lisa Haynes, Staff Accountant, at (202) 551-3424.

          Sincerely,

          Rufus Decker
          Accounting Branch Chief